EXHIBIT 99.1
Consolidated Financial Statements
Nuvei Corporation
Years ended December 31, 2022 and 2021
(in thousands of US dollars)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report included herein.

/s/ Philip Fayer	/s/ David Schwartz
Philip Fayer	David Schwartz
Chief Executive Officer	Chief Financial Officer
March 8, 2023	March 8, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nuvei Corporation

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Nuvei Corporation and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss and comprehensive income or loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment Test of the Nuvei Corporation and Digital Payments Cash-generating Units (CGUs). As described in notes 3 and 9 to the consolidated financial statements, the Company’s goodwill balance was $1,114.6 million as of December 31, 2022, including $372.4 million for the Nuvei Corporation CGU and $726.8 million for the Digital Payments CGU. Management conducts a goodwill impairment test annually as of October 1 and whenever an impairment trigger is identified. For the purposes of impairment testing, goodwill has been allocated to the Company’s CGUs, which represent the lowest level within the Company at which goodwill is monitored. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the higher of a CGU’s fair value less costs to sell and its value in use. Management determined the recoverable amounts of the CGUs based on the fair value less costs to sell method, estimated using an income approach, being discounted cash flows. The discounted cash flows take into consideration future cash flows for each CGU, which are then discounted using a pre-tax discount rate. The future cash flows are based on the most recent forecasts approved by management. The key assumptions used in the discounted cash flows included estimated sales volumes in determining future cash flows, as well as pre-tax discount rates. No impairment charge was recognized as a result of the 2022 impairment test.
The principal considerations for our determination that performing procedures relating to the goodwill impairment test of the Nuvei Corporation and Digital Payments CGUs is a critical audit matter are (i) the auditor judgment and effort in performing procedures relating to management’s estimated recoverable amounts of the Nuvei Corporation and Digital Payments CGUs which included evaluating the key assumptions related to estimated sales volumes in determining future cash flows and the pre-tax discount rates; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing the effectiveness of controls relating to management’s goodwill impairment test; and (ii) testing management’s process for estimating the recoverable amounts of the Nuvei Corporation and Digital Payments CGUs. Testing management’s process included evaluating the appropriateness of the fair value less costs to sell method and income approach, being discounted cash flows, testing the completeness and accuracy of underlying data provided by management, and evaluating the reasonableness of the key assumptions, including estimated sales volumes in determining future cash flows, as well as pre-tax discount rates. Evaluating management’s key assumptions related to estimated sales volumes in determining future cash flows involved evaluating whether the key assumptions used by management were reasonable considering (i) the current and past performance of the Nuvei Corporation and Digital Payments CGUs; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management’s method and approach, and the reasonableness of the pre-tax discount rates.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada
March 8, 2023

We have served as the Company’s auditor since 2005.

Nuvei Corporation
Consolidated Statements of Financial Position
As at December 31, 2022 and 2021

(in thousands of US dollars)

	Notes	2022	2021
		$	$
Assets

Current assets
Cash and cash equivalents		751,686	748,576
Trade and other receivables	5	61,228	39,262
Inventory	6	2,117	1,277
Prepaid expenses		12,254	8,483
Income taxes receivable	17	3,126	3,702
Current portion of advances to third parties	7	579	3,104
Current portion of contract assets		1,215	1,354

Total current assets before segregated funds		832,205	805,758
Segregated funds		823,666	720,874

Total current assets		1,655,871	1,526,632

Non-current assets
Advances to third parties	7	1,721	13,676
Property and equipment	8	31,881	18,856
Intangible assets	9	694,995	747,600
Goodwill	9	1,114,593	1,126,768
Deferred tax assets	17	17,172	13,036
Contract assets		997	1,091
Processor deposits		4,757	4,788
Other non-current assets		2,682	3,023

Total Assets		3,524,669	3,455,470

Nuvei Corporation
Consolidated Statements of Financial Position
As at December 31, 2022 and 2021

(in thousands of US dollars)

	Notes	2022	2021
		$	$
Liabilities

Current liabilities
Trade and other payables	10	125,533	101,848
Income taxes payable	17	16,864	13,478
Current portion of loans and borrowings	12	8,652	7,349
Other current liabilities	11	4,224	13,226

Total current liabilities before due to merchants		155,273	135,901
Due to merchants		823,666	720,874

Total current liabilities		978,939	856,775

Non-current liabilities
Loans and borrowings	12	502,102	501,246
Deferred tax liabilities	17	61,704	71,100
Other non-current liabilities		2,434	4,509

Total Liabilities		1,545,179	1,433,630

Equity

Equity attributable to shareholders
Share capital	13	1,972,592	2,057,105
Contributed surplus		202,435	69,943
Deficit		(166,877)	(108,749)
Accumulated other comprehensive loss		(39,419)	(8,561)

		1,968,731	2,009,738
Non-controlling interest	11	10,759	12,102

Total Equity		1,979,490	2,021,840

Total Liabilities and Equity		3,524,669	3,455,470
Contingencies	25
Subsequent events	26
Approved by the Board of Directors
(signed) Philip Fayer	(signed) Michael Hanley
Chair of the Board	Chair of the Audit Committee
The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
For the years ended December 31, 2022 and 2021

(in thousands of US dollars, except for per share amounts)

		2022	2021
	Notes	$	$
Revenue	14	843,323	724,526
Cost of revenue	14	171,425	147,755
Gross profit		671,898	576,771

Selling, general and administrative expenses	14	590,966	431,303
Operating profit		80,932	145,468

Finance income	15	(13,694)	(2,859)
Finance cost	15	22,841	16,879
Net finance cost		9,147	14,020
Gain on foreign currency exchange		(15,752)	(513)
Income before income tax		87,537	131,961

Income tax expense	17	25,582	24,916
Net income		61,955	107,045

Other comprehensive income, net of tax
Item that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences		(30,858)	(31,031)
Comprehensive income		31,097	76,014

Net income attributable to:
Common shareholders of the Company		56,732	102,293
Non-controlling interest		5,223	4,752
		61,955	107,045

Comprehensive income attributable to:
Common shareholders of the Company		25,874	71,262
Non-controlling interest		5,223	4,752
		31,097	76,014

Net income per share	18
Net income per share attributable to common shareholders of the Company
Basic		0.40	0.73
Diluted		0.39	0.71
The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021

(in thousands of US dollars)

		2022	2021
	Notes	$	$
Cash flow from operating activities
Net income		61,955	107,045
Adjustments for:
Depreciation of property and equipment	8	8,483	5,811
Amortization of intangible assets	9	93,009	85,017
Amortization of contract assets		1,941	2,180
Share-based payments	16	139,103	53,180
Net finance cost	15	9,147	14,020
Gain on foreign currency exchange		(15,752)	(513)
Income tax expense	17	25,582	24,916
Loss on disposal		175	—
Changes in non-cash working capital items	23	(10,881)	21,332
Interest paid		(23,370)	(14,351)
Interest received		10,753	272
Income taxes paid - net		(32,482)	(32,052)
		267,663	266,857
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	—	(387,654)
Payment of acquisition-related contingent consideration	21	(2,012)	—
Acquisition of property and equipment	8	(13,744)	(5,728)
Acquisition of intangible assets	9	(34,578)	(21,441)
Acquisition of distributor commissions	9	(2,426)	—
Decrease in other non-current assets		466	10,525
Net decrease in advances to third parties	7	2,059	9,190
		(50,235)	(395,108)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	13	(166,609)	—
Transaction costs from issuance of shares	13	(903)	(15,709)
Proceeds from exercise of stock options	13	2,072	8,994
Repayment of loans and borrowings	12	(5,120)	(2,560)
Proceeds from loans and borrowings	12	—	300,000
Transaction costs related to loans and borrowings	12	—	(5,529)
Proceeds from issuance of shares	13	—	424,833
Payment of lease liabilities	12	(3,727)	(2,594)
Purchase of non-controlling interest	11	(39,751)	—
Dividend paid by subsidiary to non-controlling interest		(260)	(1,360)
		(214,298)	706,075
Effect of movements in exchange rates on cash		(20)	(9,970)
Net increase in cash and cash equivalents		3,110	567,854
Cash and cash equivalents – Beginning of Year		748,576	180,722
Cash and cash equivalents – End of Year		751,686	748,576
The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022 and 2021

(in thousands of US dollars)

		Attributable to shareholders of the Company				Non- Controlling interest	Total equity
	Notes	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)
		$	$	$	$	$	$

Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889

Contributions and distributions
Share issuance	4, 13	419,609	—	—	—	—	419,609
Exercise of stock options	13, 16	11,711	(2,717)	—	—	—	8,994
Equity-settled share-based payments	16	—	53,180				53,180
Tax effect - equity-settled share-based payments	17	—	7,514	—	—	—	7,514
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(1,360)	(1,360)
Net income and comprehensive income		—	—	102,293	(31,031)	4,752	76,014

Balance as at December 31, 2021		2,057,105	69,943	(108,749)	(8,561)	12,102	2,021,840

Contributions and distributions
Exercise of equity-settled share-based payments	13, 16	6,061	(3,989)	—	—	—	2,072
Equity-settled share-based payments	16	—	139,103	—	—	—	139,103
Tax effect - equity-settled share-based payments	17	—	(2,622)	—	—	—	(2,622)
Shares repurchased and cancelled	13	(75,902)	—	(53,933)	—	—	(129,835)
Effect of share repurchase liability	13	(14,672)	—	(27,812)	—	—	(42,484)
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interest, net of tax	11	—	—	(33,115)	—	(6,306)	(39,421)
Net income and comprehensive income		—	—	56,732	(30,858)	5,223	31,097

Balance as at December 31, 2022		1,972,592	202,435	(166,877)	(39,419)	10,759	1,979,490
The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".
2. Basis of preparation and consolidation
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements as at and for the years ended December 31, 2022 and 2021, were authorized for issue by the Company’s Board of Directors on March 8, 2023.
Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for:
•Advances to third parties (note 7), contingent consideration (note 11), and investments, which are measured at fair value; and
•Share-based compensation transactions, which are measured pursuant to IFRS 2, Share-based Payment (note 16).
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.
Estimates, judgments and assumptions
The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, judgments and assumptions.
Judgments
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements include the following:
Revenue recognition (note 3)
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, the Company has applied judgment in assessing the principal versus agent considerations for its transaction and processing services.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Determining the fair value of identifiable intangible assets following a business combination (note 4)
The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.
Expense recognition of share-based payments with performance conditions (note 16)
The expense recognized for share-based payments for which the performance conditions have not yet been met is based on an estimation of the probability of achieving the performance conditions and the timing of their achievement, which is difficult to predict. The final expense is only determinable when the outcome is known.
Fair value of services rendered (note 16)
When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.
Assumptions and estimation uncertainties
Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:
•Estimating the recoverable amount of goodwill (note 9);
•Estimating the provision for losses on merchant accounts (note 11);
•Estimating the fair value of share-based payment transactions (note 16);
•Estimating the recoverable amount of tax balances for recognition of tax assets (note 17); and
•Estimating the fair value measurement of level 3 financial instruments (note 21).
COVID-19 impact on judgments, assumptions and estimation uncertainties
The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict.
The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our customers and their customers, and the communities in which we do business. The negative impact of the COVID-19 pandemic on our business and the consolidated financial statements for the years ended December 31, 2022 and 2021 has been limited.
There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, customers and their customers, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
3. Significant accounting policies and new accounting standards
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company’s subsidiaries, unless otherwise indicated.
Foreign currency
Functional and presentation currency
These consolidated financial statements are presented in US dollars, which is also the Company’s functional currency.
Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
Foreign currency differences are recognized in profit or loss.
Foreign operations
The assets and liabilities of foreign operations whose functional currency is not the US dollar, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at the exchange rates at the reporting date. The revenue and expenses of foreign operations are translated into US dollars at the average exchange rate for the period.
Foreign currency differences are recognized in other comprehensive income (loss) in the cumulative translation reserve (accumulated other comprehensive income (loss)), except to the extent that the translation difference is allocated to the non-controlling interest.
Business combinations
Business combinations are accounted for using the acquisition method at the acquisition date. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or a liability resulting from a contingent consideration arrangement. Contingent consideration is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in the consolidated statements of profit or loss and comprehensive income or loss. Contingent consideration that is payable contingent upon key employees’ continued employment with the Company is expensed over the service period. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company measures goodwill as the fair value for the consideration transferred including the recognized amount of any non controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statements of profit or loss and comprehensive income or loss as a gain from a bargain purchase.
To estimate the fair value of the intangible assets, management uses the excess earnings method to value partner and merchant relationships and the royalty relief method to value technologies using discounted cash flow models. Management developed assumptions related to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
If the final purchase price allocation for a business combination is incomplete, the Company reports provisional amounts for the items for which the accounting is incomplete. Provisional amounts are adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amount recognized at that date. The measurement period is the period from the acquisition date to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.
Transaction costs, other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred and recorded under selling, general and administrative expenses in the consolidated statements of profit or loss and comprehensive income or loss.
Basis of consolidation
Subsidiaries
Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
The Company’s principal subsidiaries, their jurisdiction of incorporation and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Loan Payment Pro ("LPP")	United States	100% (60% in 2021)
Nuvei Commerce LLC	United States	100%
Nuvei Consulting Services Ltd.	Israel	100%
Nuvei International Group Limited	Guernsey	100%
Nuvei Ltd.	Cyprus	100%
Nuvei Technologies Corp.	Canada	100%
Nuvei Technologies Inc.	United States	100%
Nuvei Technology & Services B.V.	Netherlands	100%
Nuvei US LLC	United States	100%
SimplexCC Ltd.	Israel	100%
Non-controlling interest
In the case of a business combination involving less than 100% of ownership interests, a non-controlling interest is measured either at fair value or at the non-controlling interest’s share of the identifiable net assets of the acquiree. The basis of measurement is determined on a transaction-by-transaction basis. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Transactions eliminated on consolidation
Intercompany balances and transactions, and any revenue and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Revenue from contracts with customers
Performance obligations and revenue recognition policies
Revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for these goods and services. The following describes the nature and timing of the satisfaction of performance obligation in contracts with customers, including significant payment terms, and the related revenue recognition policies.
Merchant transaction and processing services
Revenue from the Company’s merchant transaction and processing services revenues are derived primarily from e-commerce and retail point-of-sale payment processing services, and stem from relationships with individual merchants. Additionally, transaction and processing services revenues stem from contracts with financial services institutions and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.
The Company’s transaction and processing revenues primarily comprise (a) fees calculated based on a percentage of monetary value of transactions processed; (b) fees calculated based on number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.
The Company’s promise to its customers is to stand ready to process transactions the customer requests on a daily basis over the contract term. The Company has determined that the merchant transaction and processing services represent a stand-ready series of distinct days of service that are substantially the same and have the same pattern of transfer to the customer. As a result, the Company has determined that merchant arrangements for transaction and processing services represent one performance obligation. Substantially all of the Company’s revenues are recognized over time as a daily series over the term of the contracts.
To provide the transaction and processing services, the Company routes and clears each transaction, and obtains authorization for the transaction and requests funds settlement from the applicable financial institution, through the applicable payment network. When third parties are involved in the transfer of goods or services to a customer, the Company considers the nature of each specific promised good or service and applies judgment to determine whether it controls the good or service before it is transferred to a customer or whether it is acting as an agent of the third party. To determine whether or not it controls the good or service before it is transferred to the customer, the Company assesses a number of indicators including whether it or the third party is primarily responsible for fulfillment and which party has discretion in determining pricing for the good or service. Based on the Company’s assessment of these indicators, it has concluded that its promise to the customer to provide transaction and processing services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. When the Company does not have the ability to direct the use of and obtain substantially all of the benefits of the services provided by the card issuing financial institutions and payment networks before these services are transferred to the customer, and on that basis, it does not control these services prior to being transferred to the customer, the Company presents revenues net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks. In all other instances, the transaction and processing services revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.
Since the timing and quantity of transactions to be processed by the Company is not determinable in advance, and the consideration received is contingent upon the customers’ uses (e.g. a percentage of the transaction value or a fixed fee per transaction, number of payment transactions processed, or number of cards on file), the total transaction price is variable. The Company has determined that the performance obligation to provide merchant transaction and processing services meets the allocation of variable consideration exception

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
criteria in that (a) the terms of the variable payment relate specifically to the entity’s efforts to satisfy the performance obligation or transfer the distinct service and (b) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective when considering all of the performance obligations and payment terms in the contract. As a result, the Company allocates and recognizes variable consideration in the period it has the contractual right to invoice the customer.
Other revenues
The Company may sell hardware (“point-of-sale equipment”) as part of its contracts with customers. Hardware consists of terminals or gateway devices. The Company does not manufacture hardware but purchases hardware from third-party vendors and holds the hardware in inventory until purchased by a customer. The Company accounts for sales of hardware as a separate performance obligation and recognizes the revenue at its stand-alone selling price when a customer obtains control of the hardware, which is generally when the hardware is shipped.
Cash and cash equivalents
Cash and cash equivalents comprise deposits in banks and highly liquid investments having an original maturity of three months or less.
Segregated funds and due to merchants
Segregated funds represent amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with the Company’s banks and are segregated from operating funds. Both the segregated funds and the due to merchants are derecognized when the transaction is settled with the merchant.
Contract assets
Contract assets consist of costs to obtain contracts with customers, including employee sales commissions and fees to third party agents. At contract inception, the Company capitalizes such costs that it expects to recover and that would not have been incurred if the contract had not been obtained.
Consistent with the basis of transfer of the processing services to the customer, contract assets are amortized on a straight-line basis, over the expected period of contract benefit (ranging from three to five years), beginning when the accounts are activated and producing revenues. Amortization of contract assets is recorded in selling, general and administrative expense in the Company’s consolidated statements of profit or loss and comprehensive income or loss. Costs to obtain a contract with an expected period of benefit of one year or less are recognized as an expense when incurred.
Inventory
Inventory consists of point-of-sale terminals and is measured at the lower of cost and net realizable value. Cost includes purchase, conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using the first-in, first-out method. Net realizable value is defined as the estimated selling price in the ordinary course of business, less selling expenses.
Property and equipment
Recognition and measurement
Property and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Depreciation
Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in the consolidated statements of profit or loss as follows:

Assets	Period
Point-of-sale terminals	3 to 5 years
Computer equipment	3 years
Office equipment, furniture and fixtures	5 years
Leasehold improvements	Lease term
Right-of-use assets – Buildings	Lease term
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
Intangible assets and goodwill
Recognition and measurement
Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses.
Research and development of software
The Company develops software that is used in providing processing services to customers.
Expenditure on research activities is recognized in the consolidated statements of profit or loss as incurred.
Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the consolidated statements of profit or loss as incurred. Subsequent to initial recognition, development expenditure is carried at cost less accumulated amortization and any accumulated impairment losses.
Other intangible assets
Other intangible assets, including trademarks, technologies, distributor commission buyouts and partner and merchant relationships, that are acquired by the Company and have finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses. Distributor commission buyouts represent amounts paid to an independent sales organization to buy out their rights to future residual commission payments. When a portion of the consideration paid is variable, it is carried at fair value with changes in value recognized as an adjustment to the cost of the intangible assets.
Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in the consolidated statements of profit or loss as incurred.
Amortization
Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in the consolidated statements of profit or loss. Goodwill is not amortized.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The estimated useful lives for current and comparative periods are as follows:

Assets	Period
Technologies	3 - 15 years
Partner and merchant relationships	5 - 15 years
Development costs and software	3 - 5 years
Distributor commission buyouts	7 years
Trademarks	3 - 15 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and are adjusted if appropriate.
Impairment of non-financial assets
At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested for impairment annually as at October 1 and whenever an impairment trigger is identified.
For impairment testing purposes, assets that cannot be tested individually are grouped to form the smallest group of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating units” or “CGUs”). Goodwill is allocated to the CGU or CGU group that is expected to benefit from the synergies resulting from the business combination. Each unit or group of units to which goodwill is allocated is not to be larger than an operating segment.
An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. Fair value is determined through various valuation techniques including discounted cash flow models, valuation multiples, quoted market values and third party independent appraisals, as considered necessary. The discounted cash flow models take into consideration management's estimates of future cash flows for each asset or CGU, which are then discounted using a pre-tax discount rate that reflects current market appraisals of the time value of money and of risks of the specific asset. The data used for the impairment tests are directly related to the most recent forecast approved by the management and are adjusted as needed to exclude the impact of future restructuring and improvements to assets.
Impairment losses are recognized in the consolidated statements of profit and loss. When recognized as CGUs, impairment losses are first allocated to reduce the carrying amount of goodwill allocated to the CGU, and then to reduce the carrying amount of the other assets of the CGU on a pro rata basis on the basis of the carrying amount of each asset in the CGU.
Goodwill impairment losses are not reversed. Impairment losses on non-financial assets other than goodwill are assessed at each reporting date for any indications that the loss has decreased or has been eliminated. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recorded.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.
A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.
Provision for losses on merchant accounts
Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by the Company. The Company then charges back to the merchant the amount refunded to the financial institution. As such, the Company is exposed to credit risk in relation to the merchant since the Company assumes the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse the Company. The Company also offers transaction guarantee solutions to certain merchants.
A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. Management evaluates the risk for such transactions and estimates the loss for disputed transactions based primarily on historical experience and other relevant factors. Management analyzes the adequacy of its provision for losses on merchant accounts in each reporting period.
The net charge for the provision for merchant losses is presented in selling, general and administrative expenses in the consolidated statements of profit or loss and comprehensive income or loss. When a transaction guarantee solution is provided in the merchant agreement, the related provision for merchant losses is presented in cost of revenue.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use assets are presented within property and equipment.
The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Lease terms are up to ten years for facilities. In addition, the right-of-use asset is periodically assessed for impairment losses, and adjusted for certain remeasurements of the lease liability.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate unless the interest rate implicit in the lease can be readily determined.
Lease payments included in the measurement of the lease liability comprise:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statements of profit or loss if the carrying amount of the right-of-use asset has been reduced to nil.
At commencement or on modification of a contract that contains a lease component, the Company has elected not to separate non-lease components and instead to account for the lease and non-lease components as a single lease component.
Short-term leases and leases of low-value assets
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases of low-value assets. The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.
Financial instruments
Recognition and initial measurement
Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Classification and subsequent measurement
Financial instruments are classified into the following specified categories: amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. The Company’s financial instruments have been classified as follows:

Financial instruments	Classification
Financial assets
Cash and cash equivalents	Amortized cost
Trade and other receivables	Amortized cost
Segregated funds	Amortized cost
Advances to third parties	FVTPL
Processor deposits	Amortized cost
Investments [1]	FVTPL

Financial liabilities
Trade and other payables	Amortized cost
Put option liability [2]	FVTPL
Contingent consideration [3]	FVTPL
Due to merchants	Amortized cost
Loans and borrowings	Amortized cost
1 Investments are presented as Other non-current assets in the Consolidated Statements of Financial Position
2 Put option liability is presented as Other liabilities in the Consolidated Statements of Financial Position
3 Contingent considerations are presented as Other liabilities in the Consolidated Statements of Financial Position
Financial assets classified and measured at amortized cost are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured using the effective interest method, less any impairment loss if:
•The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.
Interest income or expense is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.
Financial assets that do not meet the above conditions are classified and measured at FVTPL and any transaction costs are expensed as incurred.
A financial liability is classified at FVTPL if it is classified as held-for-trading, it is a contingent consideration in a business combination, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in the consolidated statements of profit or loss.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the consolidated statements of profit or loss.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount presented in the consolidated statements of financial position only when the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
Impairment of non-derivative financial assets
At each reporting date, the Company recognizes loss allowances for expected credit losses (“ECL”) on financial assets carried at amortized cost.
The Company’s trade and other receivables are accounts receivable with no financing component and have maturities of less than 12 months, and as such the Company applies the simplified approach for ECLs. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.
For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
The Company’s approach to ECLs reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.
The Company uses the provision matrix as a practical expedient to measure ECLs on accounts receivable, based on days past due for groupings of receivables with similar loss patterns. Accounts receivable are grouped based on their nature. The provision matrix is based on historical and experience observed loss rates over the expected life of the receivables with merchants and processors, and is adjusted for forward-looking estimates. The Company also considers collection experience and makes estimates regarding collectability based on trends and aging.
Share capital
Common shares
Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of tax effects.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Share capital repurchase
When the Company implements a normal course issuer bid ("NCIB") and it controls the amount and timing of the repurchase being made, the Company recognizes the share capital repurchase on the trade date. For each share repurchased and cancelled, the Company reduces share capital by the weighted average cost of the related category of shares and any difference between the amount paid, including transaction costs, and the weighted average cost of the related category of shares is recorded directly in retained earnings or deficit.
When the Company enters into an agreement, such as an automatic share purchase plan ("ASPP"), under which it has a contractual obligation to purchase its own shares, subject to certain pre-determined limitations, the Company initially records this obligation as a financial liability at fair value with a corresponding reduction of equity. The share repurchase liability is carried at fair value until it is settled or upon termination of the agreement, with any change in fair value being recorded in the finance costs line item in the consolidated statements of profit or loss.
Share-based payment arrangements
The Company has authorized long-term incentive plans under which options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") can be granted. The grant date fair value of equity-settled share-based arrangements granted to directors, officers, employees and consultants is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards with which the related service is expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date.
When the Company grants share-based arrangements that vest upon reaching certain performance conditions, the Company assesses, at the grant date, whether those performance conditions are market or non-market conditions. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, the Company estimates the expected outcome of the performance targets and how many options and PSUs are expected to vest. The Company revises those estimates and related expense until the final outcome is known.
When share-based arrangements have been communicated and service inception date is deemed to have occurred but a shared understanding of the terms and conditions of the arrangement has not been reached, an expense, with a corresponding increase in equity, is recognized over the vesting period of the awards based on the best estimate of fair value at grant date. A shared understanding of the terms and conditions is not met if the outcome of the arrangement is based primarily on subjective factors. The fair value at grant date will be revised at every reporting period until the outcome is known.
Net income (loss) per share
Basic income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company, adjusted as necessary for the impact of potentially dilutive securities, by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect on income (loss) per share.
Income taxes
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in the consolidated statements of profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).
The Company recognizes the tax benefit from an uncertain tax position only if it is probable that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that is probable of being realized upon ultimate settlement.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available.
Current income taxes
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred income taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but the entities intend to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Investment tax credits and other government grants
Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.
Grants that compensate the Company for expenses incurred are recognized in the consolidated statements of profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in the consolidated statements of profit or loss on a systematic basis over the useful life of the asset.
The Company incurs research and development expenditures which are eligible for scientific research and experimental development ("SR&ED") tax credit in certain jurisdictions. Refundable investment tax credits are recorded as SR&ED tax credits in the consolidated statements of profit or loss and comprehensive income or loss when there is reasonable assurance that the credits will be realized. Non-refundable SR&ED tax credits, which are deductible against income taxes otherwise payable, are recorded in income as a reduction of the related research and development expenses when there is reasonable assurance that the credits will be realized.
The SR&ED tax credits recorded are based on management’s best estimate of amounts expected to be recovered and are subject to audit by taxation authorities. To the extent that actual SR&ED tax credits differ from the estimate, those differences are recorded in the period of assessment by taxation authorities as an adjustment of the items to which they relate.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
New accounting standards and interpretations adopted
The following amendments were adopted on January 1, 2021:
Interest rate benchmark reform - Phase 2
The Company adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. These amendments provide temporary relief which address the financial reporting effects when an interbank offered rate is replaced with an alternative nearly risk-free interest rate. The amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the reform and where the change in rate are transacted on an economically equivalent basis:
•Modification of financial instruments carried at amortized cost resulting from the reform are reflected prospectively as a change in the effective interest rate of the instrument rather than as an immediate gain or loss.
•Upon certain criteria, hedging relationships that are directly impacted by the reform would be able to continue hedge accounting upon the transition to the new rate.
The following amendments were adopted on January 1, 2022:
Amendments to references to conceptual framework in IFRS Standards
This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.
The amendments described above had no impact on these consolidated financial statements.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. Management is not expecting that these amendments will have any material impact on the consolidated financial statements.
Amendments to liability classification
On October 31, 2022, the IASB issued new amendments to IAS 1 in addition to the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.
When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:
(a) the carrying amount of the liability;
(b) information about the covenants;
(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
4. Business combinations
Transactions for the year ended December 31, 2021
Base Commerce LLC
On January 1, 2021, the Company acquired substantially all of the net assets of Base Commerce LLC (“Base”), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totaled $92,678 of which $89,674 was paid in cash at closing. The remaining amount consists of a contingent consideration of $3,004, estimated on the date of acquisition, which was contingent upon meeting certain performance metrics. During the year ended December 31, 2022, the contingent consideration was settled in cash and a gain on final remeasurement of $992 was recognized in the consolidated statements of profit and loss (note 21).
Mazooma Technical Services Inc.
On August 3, 2021, the Company acquired 100% of the shares of Mazooma Technical Services Inc. (“Mazooma”), a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price including closing adjustment for this acquisition totaled $68,342 thousands Canadian dollars ($54,503). The initial consideration included a cash amount of $54,063 thousands Canadian dollars ($43,116) and $14,278 thousands Canadian dollars ($11,387) paid with the issuance of 138,522 Subordinate Voting Shares to the sellers. The purchase price also included contingent consideration of up to a total maximum consideration, including the initial consideration of $400,000 thousands Canadian dollars ($316,531). The contingent consideration is subject to meeting certain performance metrics over a three-year period. At the acquisition date, the fair value of the contingent consideration was estimated to be nil. As at and up to December 31, 2022, no contingent consideration has been recognized or paid. Since the initial purchase price allocation was estimated, additional tax losses that can be used against future taxable income have been recognized, decreasing the deferred tax liability by $1,299 and income tax payable by $60, with a corresponding decrease of $1,359 to goodwill.
SimplexCC Ltd.
On September 1, 2021, the Company acquired 100% of the shares of SimplexCC Ltd. (“Simplex”), a payment solution provider to the digital asset industry connecting market participants including exchanges, brokers, wallet and liquidity providers, for a total cash consideration of $290,574 including $40,574 relating to working capital and closing adjustments.
Paymentez LLC.
On September 1, 2021, the Company acquired 100% of the shares of Paymentez LLC (“Paymentez”), a South American payments providers, for a total cash consideration of $24,459.
To finance the cash consideration of the Mazooma, Simplex and Paymentez acquisitions noted above, on June 18, 2021, the Company increased its credit facility by amending its credit agreement to add a term loan of $300,000 (note 12).

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in 2021:

	Base $	Mazooma $	Simplex $	Paymentez $	Total $
Assets acquired
Cash	744	5,369	52,832	1,224	60,169
Segregated funds	122,139	18,506	3,632	94	144,371
Trade and other receivables	6,860	809	3,641	323	11,633
Prepaid expenses	42	238	—	—	280
Property and equipment	160	—	428	29	617
Processor deposits	1,385	—	—	—	1,385
Other non-current assets	—	—	—	1,109	1,109
Intangible assets
Trademarks	2,396	—	—	222	2,618
Technologies	8,809	22,076	105,435	10,878	147,198
Partner and merchant relationships	47,232	15,158	55,422	4,420	122,232
Goodwill[1]	32,109	26,710	103,098	9,196	171,113
Deferred tax assets	—	—	24	—	24
	221,876	88,866	324,512	27,495	662,749
Liabilities assumed
Trade and other payables	(7,059)	(290)	(6,104)	(1,287)	(14,740)
Other current liabilities	—	(1,763)	—	—	(1,763)
Due to merchants	(122,139)	(18,506)	(3,632)	(94)	(144,371)
Income taxes payable	—	(5,505)	(4,678)	(156)	(10,339)
Deferred tax liabilities	—	(8,299)	(19,524)	—	(27,823)
Other non-current liabilities	—	—	—	(1,499)	(1,499)
	92,678	54,503	290,574	24,459	462,214
Total consideration
Cash paid	89,674	43,116	290,574	24,459	447,823
Equity issuance	—	11,387	—	—	11,387
Contingent consideration	3,004	—	—	—	3,004
	92,678	54,503	290,574	24,459	462,214
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Base and Paymentez acquisitions is deductible for income tax purposes.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
5. Trade and other receivables

	2022	2021
	$	$
Trade receivables	36,298	29,315
Due from processing banks	19,133	5,450
Other receivables	5,797	4,497
Total	61,228	39,262
A discussion of the Company’s exposure to credit and market risks and impairment losses for trade receivables is included in note 20.
6. Inventory
For the year ended December 31, 2022, the cost of revenue includes inventory costs of $2,041 (2021 – $2,202) and there was no write-down to net realizable value (nil in 2021).
7. Advances to third parties
Advances to third parties comprise the following:

	2022	2021
	$	$
Advances to a third party independent sales organization	2,154	16,616
Other	146	164
	2,300	16,780

Current portion	(579)	(3,104)
Long-term portion	1,721	13,676
Commencing in 2018, the Company entered into various agreements with a single third party independent sales organization to acquire the rights to future cash flows from a portfolio of merchant contracts. Under the agreements, the Company is entitled to receive payments, equivalent to a specified percentage of the processing fee, directly from financial institutions when a merchant uses the payment processing services of the third party independent sales organization. The agreements provide for minimum guaranteed payments for the first three years of the arrangement, which is achieved by the third party independent sales organization providing for merchant replacements in order to meet those minimum guaranteed payments. Subsequent to three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed. The Company has accounted for the transaction in two parts: 1) the acquisition of a loan portfolio, which will be settled through merchant residuals over the first three years of the agreements; and 2) a deposit paid on the right to acquire a fixed portfolio of merchant contracts at the end of the third year. Both components of this acquisition are recognized initially at fair value and are subsequently accounted for at FVTPL with the fair value of each unit of account being determined by calculating the present value of the future estimated cash flows over the term of the agreements using an appropriate market discount rate. The future cash flows are estimated based on historical experience and expected attrition using known information as well as current and forecasted economic conditions.
At the end of the minimum guarantee period of three years, in accordance with the agreements, these advances to a third party are settled in exchange for a fixed portfolio of merchants contracts. The portfolio of merchant contracts is recognized at the fair value of the advance to a third party on the date of settlement as an intangible asset, under partner and merchant relationships.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The movement in the advances to a third party independent sales organization is as follows:

	Note	2022	2021
		$	$
Balance, beginning of year		16,616	46,680
Interest on advances to a third party		546	2,568
Merchant residuals received		(2,041)	(9,036)
Settlement of advances to a third party	9	(12,967)	(23,687)
Fair value remeasurement		—	91
Balance, end of year		2,154	16,616
8. Property and equipment

	Note	Point-of-sale terminals	Computer equipment	Office equipment, furniture and fixtures	Leasehold improvements	Right-of-use assets – Buildings	Total
		$	$	$	$	$
Cost
Balance as at December 31, 2020		2,949	4,796	1,181	3,665	11,994	24,585
Acquisitions		649	4,452	374	253	1,747	7,475
Acquisition through business combinations	4	41	446	111	19	—	617
Effect of movements in exchange rates		(7)	70	76	(36)	65	168
Balance as at December 31, 2021		3,632	9,764	1,742	3,901	13,806	32,845
Acquisitions		1,182	10,810	529	1,223	8,376	22,120
Disposal		—	(2,038)	(24)	(220)	—	(2,282)
Fully depreciated assets		—	(945)	—	(196)	(424)	(1,565)
Effect of movements in exchange rates		(280)	(228)	(14)	7	(233)	(748)
Balance as at December 31, 2022		4,534	17,363	2,233	4,715	21,525	50,370

Accumulated depreciation
Balance as at December 31, 2020		1,664	1,252	327	920	3,885	8,048
Depreciation		556	2,373	223	341	2,318	5,811
Effect of movement in exchange rates		—	100	18	(8)	20	130
Balance as at December 31, 2021		2,220	3,725	568	1,253	6,223	13,989
Depreciation		597	3,815	280	451	3,340	8,483
Disposal		—	(2,036)	(13)	(87)	—	(2,136)
Fully depreciated assets		—	(945)	—	(196)	(424)	(1,565)
Effect of movement in exchange rates		(163)	(48)	(8)	(16)	(47)	(282)
Balance as at December 31, 2022		2,654	4,511	827	1,405	9,092	18,489

Carrying amounts
At December 31, 2021		1,412	6,039	1,174	2,648	7,583	18,856
At December 31, 2022		1,880	12,852	1,406	3,310	12,433	31,881

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
9. Intangible assets and goodwill
a)Intangible assets

	Note	Technologies	Partner and merchant relationships	Development cost and software	Distributor commission buyouts	Trademarks	Total intangible assets	Goodwill
		$	$	$	$	$	$	$
Cost
Balance as at December 31, 2020		260,002	357,332	48,115	—	9,323	674,772	969,820
Acquisitions		95	—	25,217	—	—	25,312	—
Acquisition through business combinations	4	147,198	122,232	—	—	2,618	272,048	172,472
Settlement of advances to a third party	7	—	23,687	—	—	—	23,687	—
Effect of movements in exchange rates		(4,963)	(8,141)	(178)	—	(6)	(13,288)	(15,524)
Balance as at December 31, 2021		402,332	495,110	73,154	—	11,935	982,531	1,126,768
Acquisitions		173	—	34,405	2,597	—	37,175	—
Acquisition through business combinations	4	—	—	—	—	—	—	(1,359)
Settlement of advances to a third party	7	—	12,967	—	—	—	12,967	—
Transfer		—	137	(137)	—	—	—	—
Disposal		—	—	(36)	—	—	(36)	—
Fully amortized assets		(3,344)	(114,781)	—	—	(7,109)	(125,234)	—
Effect of movements in exchange rates		(3,478)	(6,504)	(1,221)	(59)	—	(11,262)	(10,816)
Balance as at December 31, 2022		395,683	386,929	106,165	2,538	4,826	896,141	1,114,593

Accumulated amortization
Balance as at December 31, 2020		22,444	99,016	21,334	—	7,746	150,540	—
Amortization		22,589	49,395	11,976	—	1,057	85,017	—
Effect of movements in exchange rates		(271)	(355)	—	—	—	(626)	—
Balance as at December 31, 2021		44,762	148,056	33,310	—	8,803	234,931	—
Amortization		29,118	47,214	15,584	—	1,093	93,009	—
Disposal		—	—	(7)	—	—	(7)	—
Fully amortized assets		(3,344)	(114,781)	—	—	(7,109)	(125,234)	—
Effect of movements in exchange rates		(266)	(432)	(855)	—	—	(1,553)	—
Balance as at December 31, 2022		70,270	80,057	48,032	—	2,787	201,146	—

Carrying amounts
At December 31, 2021		357,570	347,054	39,844	—	3,132	747,600	1,126,768
At December 31, 2022		325,413	306,872	58,133	2,538	2,039	694,995	1,114,593

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
b)Goodwill impairment test
For the years ended December 31, 2022 and 2021, the Company performed its annual impairment test of goodwill. For the purposes of impairment testing, goodwill has been allocated to the Company’s CGUs, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes, as follows:

		Nuvei Corporation [1]	Digital Payments [2]	LPP	Total
	Notes	$	$	$	$
Balance as at December 31, 2020		313,560	640,877	15,383	969,820
Acquisitions through business combinations	4	60,178	112,294	—	172,472
Effect of movements in exchange rates		—	(15,524)	—	(15,524)
Balance as at December 31, 2021		373,738	737,647	15,383	1,126,768
Acquisitions through business combinations	4	(1,359)	—	—	(1,359)
Effect of movements in exchange rates		—	(10,816)	—	(10,816)
Balance as at December 31, 2022		372,379	726,831	15,383	1,114,593
1 Includes the acquisitions of Base and Mazooma (note 4)
2 Includes the acquisitions of Simplex and Paymentez (note 4)
The Company determined the recoverable amounts of the CGUs based on the fair value less costs to sell method, estimated using an income approach and validated using a market approach, which is the adjusted EBITDA multiple. The Company concluded that the recoverable amount of the CGUs subject to the annual test was greater than their carrying amount. As such, no impairment charge was recorded during 2022 and 2021.
The fair values were based on a discounted cash flows, which takes into account the most recent financial forecasts approved by management. The key assumptions for the fair value less costs to sell method include estimated sales volumes, input costs, and selling, general and administrative expenses in determining future forecasted cash flows, as well as a pre-tax discount rate applied to forecasted cash flows. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
10. Trade and other payables
Trade and other payables comprise the following:

	2022	2021
	$	$
Trade payables	43,813	29,720
Accrued bonuses and other compensation-related liabilities	36,379	30,460
Sales tax payable	8,007	10,358
Interest payable	458	262
Due to processors	6,923	6,497
Due to merchants not related to segregated funds	20,076	14,991
Other accrued liabilities	9,877	9,560
	125,533	101,848
Information about the Company's exposure to currency and liquidity risk is included in note 20.
11. Other liabilities
a)Other current liabilities
Other current liabilities comprise the following:

	Note	2022	2021
		$	$
Provision for losses on merchant accounts		2,693	6,265
Contingent consideration	21	—	3,004
LPP put option liability	21	—	531
Other		1,531	3,426
		4,224	13,226
The movements in the provision for losses on merchant accounts are as follows:

	2022	2021
	$	$
Balance – Beginning of year	6,265	6,694
Provision made during the year	2,818	2,199
Provision used or reversed during the year	(6,390)	(2,628)
Balance – End of year	2,693	6,265
The LPP put option liability obligated the Company, under certain circumstances, and on demand after January 2022, to purchase a number of units held by the non-controlling interest (“NCI”) unit holders equal to (but not less than) (i) the product of the total number of units held by the NCI unit holders multiplied by (ii) the total number of units in the capital of the NCI unit holders held by the concerned NCI unit holder divided by (iii) the total issued and outstanding units of NCI unit holders. On February 4, 2022, the Company received a put option exercise notice from the LPP NCI unit holders which obligated the Company to purchase the remaining 40% interest in LPP at fair market value. On April 7, 2022, the Company completed the purchase of the remaining 40% interest in LPP for a cash consideration of $39,751.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
12. Loans and borrowings
The terms and conditions of the Company’s loans and borrowings are as follows:

		December 31, 2022		December 31, 2021
	Notes	Facility	Carrying amount	Facility	Carrying amount
		$	$	$	$
Amended and Restated Credit Facility	(a), (b)
First lien credit facilities
Term loan facilities		504,292	498,199	511,971	500,282
Revolving credit facility		385,000	—	385,000	—
Total credit facilities			498,199		500,282

Lease liabilities	(c)		12,555		8,313
			510,754		508,595
Current portion of loans and borrowings			(8,652)		(7,349)
Loans and borrowings			502,102		501,246
Loans and borrowings are presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.
a)Amended and restated credit facility
On June 18, 2021, the Company amended the terms of its credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $211,971 to $511,971 in the form of term loans and from $100,000 to $350,000 in the form of a revolving facility. The outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance is payable at maturity which remained unchanged at September 28, 2025. The maturity of the revolving facility was extended by one year to September 28, 2024. There was no change to the guarantees and covenants of the credit facility arrangement. This amendment was treated as a debt modification and did not result in any gain or loss on debt modification. Concurrently with the agreement, the Company borrowed $300,000 under the amended term loan facility, which was recorded net of the associated transaction costs of $5,373.
i)Loans drawn in US dollars under the First Lien Credit facilities bear interest at the ABR1 plus 1.50% or the adjusted eurocurrency2 rate plus 2.50%. As at December 31, 2022, the outstanding Term loan facilities interest rate was 6.89% (December 31, 2021 – 3.00%).
ii)Loans drawn in Canadian dollars under the First Lien Credit facilities bear interest at the Canadian prime rate plus 1.50% or banker’s acceptance rate plus 2.50%. As at December 31, 2022 and December 31, 2021 there was no loan denominated in Canadian dollars.
iii)In case the LIBOR is no longer available following the benchmark reform and if the LIBOR is replaced by the Term Secured Overnight Financing Rate (“SOFR”), the LIBOR for the interest computation shall be replaced by the sums of: a) Term SOFR; and b) 0.11% for interest period of one-month, 0.26%

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
for interest period of three months or 0.43% for interest period of six months; or if the LIBOR is replaced by the Daily SOFR, by the sums of: a) Daily simple SOFR; and b) 0.26%.
On September 28, 2021 the Company amended the terms of its credit facility to increase the total financing capacity available under the revolving credit facility from $350,000 to $385,000.
1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%; b) LIBOR plus 1%; c) Prime rate; and d) 1.50%.
2 The adjusted Eurocurrency rate is defined as an interest rate per annum equal to the greater of: a) the Eurocurrency rate multiplied by the Statutory Reserve rate and b) 0.50%.
b)Guarantees and covenants
Borrowings under the facilities are secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the first lien credit facilities is subject to the Company’s ability to maintain a total leverage ratio of less than or equal to 7.00 : 1.00 as of December 31, 2022 (7.50 : 1.00 as of December 31, 2021), and with the ratio decreasing year over year every October 1, until it reaches 6.50 : 1.00 for the period after September 30, 2023. The total leverage ratio considers the Company’s consolidated net debt, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement. The Company is in compliance with all applicable covenants as at December 31, 2022 and December 31, 2021.
As at December 31, 2022, the Company had letter of credit facilities issued totaling $46,125 (2021 - $46,125).
c)Lease liabilities
The Company enters into lease arrangements for the use of office space. The weighted average of incremental borrowing rates used to discount the outstanding leases as at December 31, 2022 was 4.37% (2021 – 4.74%).
Amounts recognized in the consolidated statements of profit or loss and comprehensive income or loss relating to lease liabilities are as follow:

		Leases under IFRS 16
	2022	2021
	$	$
Interest expense on lease liabilities	573	382
Foreign exchange gain	(560)	(45)
Variable lease payments	782	1,859
	795	2,196
13. Share capital
The Company has authorized the following classes of share capital:
▪Multiple Voting shares – unlimited number without par value - voting rights at 10 votes per share, entitled to receive dividends on a share‑for‑share basis from time to time as approved by the board, and convertible on a share-for-share basis into subordinate voting share
▪Subordinate Voting shares – unlimited number without par value - voting rights at 1 vote per share, entitled to receive dividends on a share‑for‑share basis from time to time as approved by the board, non-convertible into any other class of shares

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
▪Preferred shares – unlimited number without par value - non-voting, entitled to preference over Subordinate Voting Shares, Multiple Voting Shares and any other shares with respect to payment of dividends and distribution of assets

The Company had the following share capital transactions:
2022
On March 7, 2022, the Board approved a NCIB to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the year ended December 31, 2022, the Company repurchased and cancelled 3,660,743 Subordinate Voting Shares for a total consideration, including transaction costs, of $166,609.
There were 76,064,619 Multiple Voting Shares and 63,461,608 Subordinate Voting Shares outstanding as at December 31, 2022.
2021
The Company also issued 138,522 Subordinate Voting Shares as a partial consideration for the Mazooma acquisition (note 4) for a fair value of $11,387. On October 8, 2021, The company issued 3,450,000 Subordinate Voting Shares for a consideration of $424,833 as part of its Nasdaq listing. The Company also recognized $16,611 of related share issuance costs.
There were 16,183,189 Multiple Voting Shares converted to Subordinate Voting Shares during the year ended December 31, 2021 as a result of two bought deal secondary offerings.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Classified as equity

		2022		2021
	Quantity	Value	Quantity	Value
	Shares	$	Shares	$
Company’s share capital
Subordinate Voting Shares
Balance – Beginning of year	66,929,432	1,656,314	45,924,637	1,139,723
Conversion of Multiple Voting Shares	—	—	16,183,189	85,271
Exercise of equity-settled share-based payments	192,919	6,061	1,233,084	11,711
Issuance under Nasdaq listing	—	—	3,450,000	424,833
Share repurchase under NCIB	(3,660,743)	(90,574)	—	—
Issuance for acquisition	—	—	138,522	11,387
Issuance fees	—	—	—	(16,611)
Balance – End of year	63,461,608	1,571,801	66,929,432	1,656,314

Multiple Voting Shares
Balance – Beginning of year	76,064,619	400,791	92,247,808	486,062
Conversion into Subordinate Voting Shares	—	—	(16,183,189)	(85,271)
Balance – End of year	76,064,619	400,791	76,064,619	400,791

Total	139,526,227	1,972,592	142,994,051	2,057,105

Share repurchase liability
On March 18, 2022, the Company entered into an ASPP with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker was authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to TSX regulation and the Nasdaq and applicable securities laws, such as a daily purchase restriction.
The fair value of the share repurchase liability was determined using the Company's quoted share price. The change in share repurchase liability during the year ended December 31, 2022 was as follows:

2022
$
Balance - beginning of year	—
Initial fair value of share repurchase liability	43,923
Shares repurchased under the ASPP	(36,774)
Change in fair value of share repurchase liability	(5,710)
Other	(1,439)
Balance - end of year	—

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
14. Revenue and expenses by nature

	2022	2021
	$	$
Revenue
Merchant transaction and processing services revenue	835,093	715,769
Other revenue	8,230	8,757
	843,323	724,526

Cost of revenue
Processing cost	166,995	143,261
Cost of goods sold	4,430	4,494
	171,425	147,755

Selling, general and administrative expenses
Commissions	113,287	125,531
Employee compensation	155,359	109,798
Share-based payments	139,103	53,180
Depreciation and amortization	101,492	90,828
Professional fees	32,387	24,532
Transaction losses (recovery)	(143)	2,662
Contingent consideration adjustment	(992)	—
Other	50,473	24,772
	590,966	431,303
15. Net finance cost

	2022	2021
	$	$
Finance income
Interest on advances to third parties and interest income	(13,694)	(2,859)

Finance cost
Interest on loans and borrowings (excluding lease liabilities)	26,186	16,380
Change in fair value of share repurchase liability	(5,710)	—
Interest expense on lease liabilities	573	382
Other interest expense	1,792	117
	22,841	16,879

Net finance cost	9,147	14,020

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
16. Share-based payment arrangements
In connection with the TSX listing, on September 22, 2020, the Company closed new participation in its long-term incentive stock plan (the “Legacy Option Plan”) to directors, officers, employees and consultants. In its place, a new long-term incentive plan (the “Omnibus Incentive Plan”) was authorized.
Omnibus Incentive Plan
The Omnibus Incentive Plan permits the Company to grant awards of options, RSUs, PSUs and DSUs to eligible participants.
Vested RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. Stock options vest over a period of up to five years after being granted. DSUs vest immediately as they are granted for past services. RSUs and PSUs vest over a period of up to three years.
Legacy Option Plan
On September 21, 2017, the Company authorized the Legacy Option Plan which provides for the grant of stock options to directors, officers, employees and consultants. All stock options are to be settled by the delivery of shares. The shares subject to the Legacy Option Plan are exercisable for Subordinate Voting Shares. Under the Legacy Option Plan, the Company authorized for issuance the maximum of 11,704,100 stock options.
The stock options expire 10 years after the date of grant and are subject to possible earlier exercise and termination under certain circumstances. Under the Legacy Option Plan unless otherwise decided by the Company, stock options vest in equal installments over five years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the years ended December 31, 2022 and 2021:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of year 2021	—	—	3,076	6,970,505	16.59
Forfeited	(617)	—	—	(264,395)	30.06
Granted	972,714	1,395,169	7,295	3,374,192	117.25
Exercised	—	—	—	(1,233,084)	7.29
Outstanding, end of year 2021	972,097 [1]	1,395,169	10,371	8,847,218	55.87
Forfeited	(53,947)	—	—	(194,517)	53.96
Granted	3,067,155	383,262	38,225	41,845	37.97
Exercised	(92,662)	—	—	(100,257)	20.69
Outstanding, end of year 2022	3,892,643 [1]	1,778,431	48,596	8,594,289	56.24

Exercisable, end of year 2021	—	—	10,371	2,656,976	8.95
Exercisable, end of year 2022	241,732	141,122	48,596	3,762,900	22.30

Granted - Weighted average grant date fair value 2021	$97.11	$92.74	$71.65	$31.48	—
Granted - Weighted average grant date fair value 2022	$38.45	$49.76	$30.79	$7.01	—
1 484,590 RSUs outstanding were granted in 2021 to a third party consultant. However the Company and the third party consultant only reached a mutual understanding of the services to be rendered by the consultant in 2022. As a result, the accounting grant date of the 484,590 RSUs was met in March 2022. The fair value of the services of $25,000 was estimated at the grant date.
Share-based payments by exercise price
The table below summarizes the share-based payments units outstanding based on the greater of the exercise price and the share price to be reached under the market performance conditions:

	As at December 31, 2022		For the year ended December 31, 2022
	Units outstanding	Unrecognized share-based payments	Share-based payments
		$	$

$0.00 - $37.51	9,908,931	121,004	78,388
$47.21 - $78.58	727,407	1,582	3,546
$104.53 and above	3,677,621	71,519	57,169
Total	14,313,959	194,105	139,103

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
As at December 31, 2022, unrecognized share-based payments expense was approximately $194,105. The period over which such expense will be recognized is 4 years (0.9 year on a weighted average basis).
Grant date fair value
The fair value of stock options granted during the years ended December 31, 2022 and 2021, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2022	2021
Share price	$37.97	$117.25
Exercise price	$37.97	$117.25
Risk-free interest rate	2.98%	1.08%
Expected volatility	41.3%	33.4%
Expected term	1.1 years	5.9 years
The risk-free interest rate is based on the yield of a zero coupon US government security with a maturity equal to the expected life of the option from the date of the grant. For option granted prior to the TSX listing, the assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. For options granted after the TSX listing, expected volatility is determined using the limited historical volatility of the Company's stock since its TSX listing as well as the volatility of peers company in the same industry over the expected term of the options granted. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.
The PSUs, RSUs and DSUs grant date fair value was determined by using the quoted share price on the date of issuance. During the year ended December 31, 2022, 383,262 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. These units had a maximum payout of 200% and could result in an additional 383,262 shares being issued.
In 2021, the market conditions associated with PSUs or options were considered using a Monte Carlo simulation to estimate the Company’s potential future share price. The main assumption of the simulation is the expected volatility of the share price which was determined to be 32.5%. The fair value of the options with non-market performance conditions is determined using a Black-Scholes option pricing model and are included in the weighted average assumptions above.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Stock options outstanding by exercise price
The following table summarizes information about stock options outstanding and exercisable as at December 31, 2022:

	Options outstanding		Options exercisable
Exercise price $	Number of options	Weighted average remaining contractual term (in years)	Number of options	Weighted average remaining term (in years)
2.80	1,059,719	5.1	1,059,719	5.1
3.42 – 4.00	827,740	5.7	827,740	5.7
4.70 – 6.30	96,794	6.2	96,794	6.2
11.51 – 17.22	556,312	7.1	276,742	7.0
26.00 – 47.21	2,743,506	7.8	1,036,602	7.8
56.75 – 78.58	297,597	4.7	245,637	3.9
104.53 – 127.33	3,012,621	8.7	219,666	8.7
	8,594,289	7.4	3,762,900	6.3
Of the stock options outstanding as at December 31, 2022, a total of 4,368,267 (2021 - 5,351,140) are held by key management personnel.
17. Income taxes
Variations of income tax expense (recovery) from the basic Canadian federal and provincial combined tax rates applicable to income before income taxes are as follows:

		2022		2021
	$	%	$	%
Income before income taxes	87,537		131,961
Statutory tax rates		26.5		26.5
Income taxes expense at statutory rate	23,197		34,970

Add (deduct) effect of
Permanent difference items	2,564		103
Rate differential	(22,071)		(20,116)
Prior year adjustments	(2,385)		(4,280)
Change in unrecognized deductible temporary differences	(2,600)		3,975
Share-based payments	26,984		9,566
Other	(107)		698
Total tax expense	25,582		24,916

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The details of income tax expense (recovery) are as follows:

	2022	2021
	$	$
Income tax expense (recovery)
Current	38,527	34,914
Deferred	(12,945)	(9,998)
	25,582	24,916
The components of current income tax expense are as follows:

	2022	2021
	$	$
Current income tax expense
Current	38,139	34,635
Adjustment of prior year income tax expense	388	279
	38,527	34,914
The components of deferred income tax expense (recovery) are as follows:

	2022	2021
	$	$
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(7,571)	(9,417)
Change in unrecognized deductible temporary differences	(2,600)	3,975
Adjustment of prior year income tax recovery	(2,774)	(4,556)
	(12,945)	(9,998)

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The details of changes of deferred income taxes are as follows for the year ended December 31, 2022:

	Deferred tax assets (liabilities) as at December 31, 2021	Recognized in net income	Business combinations	Equity	Foreign currency exchange differences	Deferred tax assets (liabilities) as at December 31, 2022
	$	$	$	$	$	$
Deferred tax assets
Share-based payments	4,314	1,798	—	(2,887)	(97)	3,128
Net operating tax losses carried forward	4,018	468	1,272	594	80	6,432
Intangible assets	3,925	2,526	—	—	9	6,460
Accrued liabilities	2,924	883	27	—	(4)	3,830
Total deferred tax assets	15,181	5,675	1,299	(2,293)	(12)	19,850

Deferred tax liabilities
Intangible assets	(70,043)	5,728	—	—	1,780	(62,535)
Other	(1,800)	1,134	—	—	5	(661)
Property and equipment	(905)	684	—	—	(192)	(413)
Deferred costs	(497)	(276)	—	—	—	(773)
Total deferred tax liabilities	(73,245)	7,270	—	—	1,593	(64,382)
Total net deferred tax assets (liabilities)	(58,064)	12,945	1,299	(2,293)	1,581	(44,532)

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The details of changes of deferred income taxes are as follows for the year ended December 31, 2021:

	Deferred tax assets (liabilities) as at December 31, 2020	Recognized in net loss	Business combination	Equity	Foreign currency exchange differences	Deferred tax assets (liabilities) as at December 31, 2021
	$	$	$	$	$	$
Deferred tax assets
Share-based payments	—	551	—	3,763	—	4,314
Net operating tax losses carried forward	2,286	1,708	24	—	—	4,018
Intangible assets	3,117	4,637	(3,829)	—	—	3,925
Accrued liabilities	1,810	665	374	—	75	2,924
Total deferred tax assets	7,213	7,561	(3,431)	3,763	75	15,181

Deferred tax liabilities
Intangible assets	(54,267)	7,588	(26,740)	—	3,376	(70,043)
Other	1,899	(4,916)	1,073	—	144	(1,800)
Property and equipment	(773)	(132)	—	—	—	(905)
Deferred costs	(392)	(103)	—	—	(2)	(497)
Total deferred tax liabilities	(53,533)	2,437	(25,667)	—	3,518	(73,245)
Total net deferred tax assets (liabilities)	(46,320)	9,998	(29,098)	3,763	3,593	(58,064)
The deferred income taxes are presented on the consolidated statements of financial position as follows:

	2022	2021
	$	$
Deferred tax assets	17,172	13,036
Deferred tax liabilities	(61,704)	(71,100)
	(44,532)	(58,064)
Unrecognized deferred income tax assets balances are as follows:

	2022	2021
	$	$
Net operating tax losses carried forward	24,973	24,865
Unused tax credits	515	—
Deductible temporary differences, including capital losses	26,312	12,132

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The net operating tax losses carried forward for which no deferred income tax asset was recognized expire as follows:

As at December 31, 2022	Gross amount of net operating tax losses carried forward	Tax-effected	Expiry Period
	$	$
Expire	91,163	24,165	2031 to 2042
Never expire	4,586	808	N/A
	95,749	24,973

As at December 31, 2021	Gross amount of net operating tax losses carried forward	Tax-effected	Expiry Period
	$	$
Expire	92,412	24,436	2031 to 2041
Never expire	2,413	429	N/A
	94,825	24,865
The unused tax credits for which no deferred income tax asset was recognized expire as follows:

As at December 31, 2022	Unused tax credits	Expiry period
	$	$
Expire	515	2031 to 2032
Never expire	0	N/A
	515
The deductible temporary differences and capital losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of those items because it is not probable that future taxable profit will be available in those jurisdictions against which the Company can utilize these benefits.
The Company has not recognized deferred tax liabilities for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings may become taxable. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to income and/or withholding taxes.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
18. Net income per share
Diluted net income per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the year ended December 31, 2022 and 2021, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income per share because the effect was anti-dilutive.

	Years ended December 31
	2022	2021
	$	$
Net income attributable to common shareholders of the Company (basic and diluted)	56,732	102,293
Weighted average number of common shares outstanding – basic	141,555,788	139,729,116
Effect of dilutive securities	3,047,697	4,712,386
Weighted average number of common shares outstanding – diluted	144,603,485	144,441,502
Net income per share attributable to common shareholders of the Company:
Basic	0.40	0.73
Diluted	0.39	0.71
19. Operating segments
The Company has one reportable segment, the provision of technology solutions to merchants and partners.
Geographic information
The Company provides payment processing services in North America, Europe, Middle East and Africa, Latin America and Asia-Pacific.
In presenting the geographic information, revenue has been based on the billing location of merchants and non-current assets were based on the geographic location of the assets.

	2022	2021
	$	$
Revenue
North America	336,563	301,257
Europe, Middle East and Africa	465,935	394,758
Latin America	33,105	22,841
Asia Pacific	7,720	5,670
	843,323	724,526

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Non-current assets exclude financial assets and deferred tax assets, when applicable.

	2022	2021
	$	$
Non-current assets
Canada	1,005,845	1,083,594
United States	207,948	252,577
European Union	625,411	552,372
Rest of the world	3,262	5,772
	1,842,466	1,894,315
In prior periods, United Kingdom was presented on a separate line with the non-current assets by geography. In the year ended December 31, 2022, the United Kingdom is presented with the rest of the world. Non‑current assets relating to the United Kingdom amounted to $225 as at December 31, 2021.
20. Financial instruments and commitments
The Company’s main financial risk exposure is detailed as follows:
a)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is therefore exposed to liquidity risk with respect to all of the financial liabilities recognized on the consolidated statements of financial position.
The Company manages its liquidity risk by monitoring its operating requirements. The Company prepares budget and cash forecasts to ensure it has sufficient funds to fulfill its obligations.
The following are the contractual maturities of financial liabilities and purchase commitments, including estimated interest payments, as at December 31, 2022:

	Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 to 5 years	More than 5 years
	$	$	$	$	$
Trade and other payables (excluding sales tax)	117,526	117,526	117,526	—	—
Due to merchants	823,666	823,666	823,666	—	—
Credit facilities	498,199	595,425	38,182	557,243	—
Lease liabilities	12,555	14,133	4,109	7,743	2,281
Other liabilities (a)	6,658	5,731	3,851	1,880	—
Contractual commitments	—	—	—	—	—
	1,458,604	1,556,481	987,334	566,866	2,281
Segregated funds	(823,666)	(823,666)	(823,666)	—	—
	634,938	732,815	163,668	566,866	2,281
(a) Other liabilities includes deferred revenue which will not require contractual cash flows.
As at December 31, 2022, the Company had $751,686 of cash and unused credit facilities of $385,000.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
b)Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s cash, trade and other receivables, advances to third parties and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Trade receivables
The Company provides credit to its customers in the normal course of business. The Company evaluates the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. The company does not have material provision on trade receivables recognized on the consolidated statements of financial position as at December 31, 2022 and 2021.
There is a significant concentration of credit risk as of December 31, 2022, with respect to the Company’s trade receivables from its main processors, which represented approximately 26% (2021 – 37%) of trade and other receivables.
Advances to third parties
The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when the Company becomes entitled to payment under the agreements.
c)Market risks
Market risk is the risk that the Company will incur losses arising from adverse changes in underlying market factors, including interest and foreign currency exchange rates.
Foreign currency risk
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the US dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company’s operating results.
Approximately 56% of the Company’s revenues and approximately 37% of its expenses are in currencies other than the US dollar. The Company does not enter into arrangements to hedge its foreign currency risk. There is no other currency other than the US dollar that represents more than 10% of the Company's revenues.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The following table provides an indication of the Company’s significant foreign exchange currency exposures as stated in US dollars at the following dates:

	CAD	EUR	GBP	ILS	Other	Total
	$	$	$	$	$	$
December 31, 2022
Cash	1,735	43,691	6,267	1,482	18,313	71,488
Trade and other receivables	16,035	3,759	1,659	804	10,270	32,527
Trade and other payables	(18,560)	(27,141)	(2,973)	(12,529)	(18,323)	(79,526)
Lease liabilities	—	(1,589)	(941)	(2,389)	(1,803)	(6,722)
Net financial position exposure	(790)	18,720	4,012	(12,632)	8,457	17,767

December 31, 2021
Net financial position exposure	(8,398)	17,359	8,752	(14,356)	3,948	7,305
A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	CAD	EUR	GBP	ILS	Other	Total
	$	$	$	$	$	$
2022
Increase (decrease) on equity and net income	(79)	1,872	401	(1,263)	846	1,777

2021
Increase (decrease) on equity and net loss	(840)	1,736	875	(1,435)	395	731
A 10% weakening of the foreign currencies against the US dollar would have an equal but opposite effect.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company’s exposure to interest rate risk as at December 31, 2022 and 2021 is as follows:

Cash and cash equivalents	Variable interest rate
Advances to third parties	Note 7
Processor deposits	Variable interest rate
Loans and borrowings	Note 12
Other liabilities	Note 11
The Company does not account for any fixed interest-rate financial assets or financial liabilities at FVTPL.
All other loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations. This risk is partially offset by the Company's cash balance which also bears interest at floating rates.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Based on currently outstanding loans and borrowings at floating rates and cash balance, an increase of 100 basis points in interest rates at the reporting date would have resulted in an increase of $1,073 in profit or loss in 2022 (2021 – decrease of $3,719). A decrease of 100 basis points in 2022 would have resulted in a decrease of $1,073 in profit or loss in 2022 (2021 - nil due to effective interest rate representing the floor rate per the agreement). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
21. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
As at December 31, 2022 and December 31, 2021, financial instruments measured at fair value in the consolidated statements of financial position were as follows:

	Notes	Fair value hierarchy	December 31, 2022	December 31, 2021
			$	$
Assets
Investments		Level 1	1,002	1,112
Investments		Level 3	2,148	1,148
Advances to a third party independent sales organization	7	Level 3	2,154	16,616

Liabilities
Contingent considerations	4, 11	Level 3	—	3,004
LPP put option liability	11	Level 3	—	531

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The following table presents the changes in level 3 items for the years ended December 31, 2022 and 2021:

	Advances to a third party independent sales organization	Investments	LPP put option liability	Contingent considerations
	$	$	$	$
Balance at December 31, 2020	46,680	1,148	1,036	—
Business combinations	—	—	—	3,004
Merchant residuals received, net of interest on advances to a third parties	(6,468)	—	—	—
Settlement of advances to a third party	(23,687)	—	—	—
Fair value remeasurement	91	—	(505)	—
Balance at December 31, 2021	16,616	1,148	531	3,004
Acquisition	—	1,000	—	—
Settlement	—	—	—	(2,012)
Merchant residuals received, net of interest on advances to a third parties	(1,495)	—	—	—
Settlement of advances to a third party	(12,967)	—	—	—
Fair value remeasurement	—	—	(531)	(992)
Balance at December 31 2022	2,154	2,148	—	—
Fair value remeasurement of level 3 instrument is recognized in selling, general and administrative expenses. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•The fair value assumptions and method for the advances to a third party independent sales organization are disclosed in note 7.
•Contingent consideration outstanding as at December 31, 2022 represents Mazooma contingent consideration. The fair value of the contingent consideration is determined using a formula specified in the purchase agreement. The main assumption is the forecast of financial performance. The fair value of the contingent consideration was nil as at December 31, 2022. The maximum contingent consideration that could be paid if the future financial targets are met is $331,658 thousands Canadian dollars ($244,315).
22. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	2022	2021
	$	$
Salaries and short-term employee benefits	6,007	5,861
Share-based payments	71,286	23,895
	77,293	29,756

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Other related party transactions

		Transaction value		Balance outstanding December 31,
		2022	2021	2022	2021
		$	$	$	$
Expenses – Travel	(i)	1,139	305	137	28
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
23. Supplementary cash flow disclosure

	2022	2021
	$	$
Changes in non-cash working capital items:
Trade and other receivables[1]	(19,714)	4,154
Inventory	(840)	(1,197)
Prepaid expenses	(3,771)	(3,476)
Contract assets	(1,769)	(1,720)
Trade and other payables	24,266	24,951
Other current and non-current liabilities	(9,053)	(1,380)
	(10,881)	21,332
1 Interest received on cash and cash equivalents has been presented separately within cash flows from operating activities (previously was presented within cash flow movements on trade and other receivables). The comparative amount was $272 for the year ended December 31, 2021.
24. Capital disclosures
The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the Company’s credit facilities.
The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash. The Company’s use of capital is to finance working capital requirements, capital expenditures and business acquisitions. The Company funds those requirements out of its internally generated cash flows and funds drawn from its long-term credit facilities.
The primary measure used by the Company to monitor its financial leverage is its total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement. Under its first lien credit facilities (note 12), the Company must maintain a total leverage ratio of less than or equal to 7.00 : 1.00 on December 31, 2022. As at December 31, 2022, the Company was in compliance with this requirement.
In order to maintain or adjust its capital structure, the Company may issue or repay loans and borrowings, issue shares, repurchase shares or undertake other activities as deemed appropriate in specific circumstances.
The Company does not currently pay dividends. Currently, the Company’s general policy is to retain cash to finance future growth.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
25. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Consolidated Financial Statements.
26. Subsequent events
On February 22 2023, the Company acquired all of the issued and outstanding common shares of Paya Holdings Inc ("Paya"), for a total cash consideration of $1,344,080, excluding transaction fees, comprised of cash on hand and cash from its new revolving credit facilities. Paya is a provider of integrated payment and commerce solutions in the United States.
On February 22, 2023, the Company entered into a new revolving credit facility in an amount of $800 million. Until the delivery of the Company's financial statements for the quarter ending September 30, 2023, borrowings under the new revolving credit facility bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin of 300 bps or (b) an alternate base rate plus a margin of 200 basis points. Thereafter, borrowings under the new revolving credit facility will bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin ranging from 250 basis points to 325 basis points or (b) an alternate base rate plus a margin ranging from 150 to 225 basis points, in each case, based on a first lien leverage ratio. Commencing on June 30, 2023, the commitments in respect of the new revolving credit facility will automatically be permanently reduced by $10,000 on the last day of each fiscal quarter. The maturity of the new revolving credit facility is September 28, 2025.
Due to the limited period of time between the closing date of the acquisition of Paya and the filing of the Company's consolidated financial statements for the year ended December 31, 2022, it was impracticable to provide certain required disclosures for business acquisitions, including the preliminary purchase price allocation.